News release
For immediate publication

SoftScan Breast Cancer Imaging Device featured
in Academic Radiology peer-reviewed journal

Montreal, Canada, August 25, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, today announced that results from an engineering optimization study conducted at the Cedars Breast Center of the Royal Victoria Hospital in Montreal, Quebec, Canada, under the supervision of Dr. David Fleiszer, have been published in the August issue of Academic Radiology. The article, entitled “Time-Domain Optical Mammography SoftScan®: Initial Results”, illustrates the sensitivity of near-infrared (NIR) optical techniques to the metabolic functions of breast tissue. Using the non-invasive SoftScan system, 49 women underwent tests resulting in statistically significant discrimination of malignant and benign tissue based on their deoxy-hemoglobin content.

“This study is of real interest to the breast cancer research community, since the capacity offered by the SoftScan system in discriminating between malignant and benign breast lesions is of great importance to clinicians”, commented Micheline Bouchard, President and CEO of ART.

About the trial

In the 49-patient study, representing a wide cross-section of demographic factors, patients had either abnormal or normal mammograms before undergoing the SoftScan procedure. Patients’ ages ranged between 24 and 80 years and included subjects who had undergone hormone replacement therapy or hysterectomy, or had dense breasts.

Results

In all cases imaged with suspicious masses, the optical images obtained with SoftScan were consistent with mammographic findings. Furthermore, consistent differences are found between malignant and benign pathologies. Malignant lesions clearly exhibited a higher deoxy-hemoglobin content compared to surrounding tissue than benign cases. These findings are consistent with the observation that malignant tumors are more metabolically active than benign lesions.

Reprints available upon request by contacting ART Advanced Research Technologies directly or through the Academic Radiology web site at www.academicradiology.org .

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777

www.art.ca